CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Repurchase of its CSMN and CSMB ETNs

New York, June 19, 2015 Credit Suisse AG announced today that it will repurchase at its option its Credit Suisse X-Links HOLT™ Market Neutral Global Equity ETNs (“CSMN”) and Credit Suisse X-Links 2xLeveraged Merger Arbitrage ETNs (“CSMB”). The repurchase date for each of CSMN and CSMB is expected to be July 6, 2015.

Credit Suisse AG expects to deliver an irrevocable call notice with respect to the repurchase of CSMN and CSMB to The Depository Trust Company no later than June 30, 2015. The trading day immediately following the date of such irrevocable call notice, which is expected to be July 1, 2015, will be the valuation date applicable to the repurchase of each of CSMN and CSMB, subject to postponement due to certain events. Investors will receive a cash payment per ETN in an amount equal to the closing indicative value of CSMN or closing value of CSMB, as applicable, on the valuation date. The repurchase date for each ETN is expected to be July 6, 2015, three business days after the respective valuation date. Accordingly, the last day of trading for each ETN is expected to be July 2, 2015.

None of the other ETNs offered by Credit Suisse AG are affected by these announcements.

Repurchase	Ticker Symbol	CUSIP
Credit Suisse X-Links HOLT™ Market Neutral Global Equity ETNs due September 22, 2031	CSMN	22542D720
Credit Suisse X-Links 2xLeveraged Merger Arbitrage ETNs due March 13, 2031	CSMB	22542D753

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com;
Credit Suisse ETNs, telephone +1 212 538 7333, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.